

Mail Stop 4561

June 13, 2017

Ken Klein
Chairman and Chief Executive Officer
Tintri, Inc.
303 Ravendale Drive
Mountain View, CA 94043

     Re: Tintri, Inc.
            Registration Statement on Form S-1
            Filed June 1, 2017
            Amendment No. 1 to Registration Statement on Form S-1
            Filed June 7, 2017
            File No. 333-218429

Dear Mr. Klein:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Consolidated Financial Statements

Note (16) Subsequent Events, page F-41

1.   Disclose the effect of reducing the exercise price of your stock options as outlined in paragraph (c). Describe how you are accounting for the modification and clearly state the accounting impact of this event. Refer to FASB ASC 718-20-35-3.

2.   We note your disclosure in paragraph (g) that in June 2017, an additional 44,292,340 shares will be issued as a result of amending your certificate of incorporation related to the fixed conversion ratios of your Convertible Preferred Stock. Expand your disclosure to disclose your accounting and the financial impact of this transaction. Refer to FASB ASC 855-10-50-2. Indicate whether the amendment to the preferred stock represents an extinguishment or modification. In addition, disclose the accounting impact of the 10 million warrants issued as part of this transaction. Pro forma information may be warranted to fairly present the effects on your equity. In this regard, these warrants should be included in the pro forma potential absolute shares of common stock that were excluded from the computation of pro forma diluted net loss per share (page F-37).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.